August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (214) 977-8209

Mr. Robert W. Decherd
Chief Executive Officer
Belo Corp.
P.O. Box 655237
Dallas, TX 75265-5237

> **Re: Belo Corp.**
> **Definitive 14A**
> **Filed April 3, 2007**
> **File No. 001-08598**

Dear Mr. Decherd:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 19

1. Please expand your discussion of the functions performed by your compensation consultant to address the nature and scope of the consultant's assignment, including its role in determining and recommending compensation, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Nominating and Corporate Governance Committee, page 19

2. Please provide a summary of the procedural and substantive requirements, as set forth by the bylaws, for director recommendations submitted by shareholders. Refer to Item 407(c)(2)(ii) of Regulation S-K.

Survey and Benchmarking, page 24

3. You have identified the companies that comprise the Towers Perrin Peer Group and Proxy Study. Please also disclose the companies in the Towers Perrin General Survey and the Towers Perrin Media Survey since, in each case, you appear to benchmark to all of the companies included in both surveys.

4. Please explain why you believe that the General Survey "provides a better source of long-term incentive data" than is provided by the Peer Group. To the extent you have benchmarked different elements of your compensation against different benchmarking groups, please specify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

5. Please provide a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Process and Role of Management, page 25

6. Please expand your discussion of the compensation committee's responsibilities with respect to setting CEO compensation. Your disclosure should specifically address the extent to which the CEO participates in the process of setting, or presenting data related to, his own compensation. Refer to Item 407(e)(3) of Regulation S-K.

Elements of 2006 Executive Compensation, page 26

7. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis, and as to each compensation element, you should provide an analysis of

how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note limited analysis on pages 28 and 29 of how your long term equity awards were determined. Although your disclosure provides some general information relating to this form of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Base Salary, page 26

8. We note the disclosure in the second paragraph of this section. Your various benchmarking activities appear to capture relevant market trends related to executive compensation, therefore, your executives' compensation should rise and fall in relation to other similarly-positioned executives in the marketplace. Given this, please explain how "market conditions" that are not captured in your various benchmarking activities might result in a salary recommendation above (or below) the targeted median.

9. Please discuss, as applicable, the specific individual performance factors for each named executive officer that may warrant salary recommendations which deviate from the targeted median. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentive Opportunity, page 26

10. Please disclose the "non-financial" goals established for each named executive officer. Please address both quantitative and qualitative goals, and any other specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. To the extent you believe that disclosure of the goals is not required because it would result in competitive harm such that you could exclude it under Instruction 4 to Item 402(b) of Regulation S-K, please supplementally provide a detailed analysis supporting your conclusion. Please also note that to the extent that it is appropriate to omit the targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the

factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

11. We note that performance targets are set at the beginning of each year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent established. Refer to Instruction 2 to Item 402(b) and Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

12. Please revise your disclosure in the last paragraph of this section and in footnote (1) on page 31 to more clearly explain the amounts reflected in the "Bonus" column of the Summary Compensation Table.

Summary Compensation Table, page 31

13. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion & Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Decherd differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis. Similar disclosure should be provided for Mr. Sander.

Pension Benefits at December 31, 2006, page 38

14. It is unclear why the additional 5-year credit discussed in footnote (1) is not reflected in column (c) of the pension benefits table. Please explain or revise accordingly. In addition, please provide footnoted disclosure quantifying any resulting benefit augmentation. Refer to Instruction 4 to Item 402(h)(2) of Regulation S-K

Non-Qualified Deferred Compensation, page 39

15. Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please include a footnote quantifying the extent to which amounts reported in "Aggregate Balance December 31, 2006" previously were reported as

compensation to the named executive officer in the registrant's Summary
Compensation Table for prior years.

Termination of Employment and Change in Control Arrangements, page 40

16. Where appropriate, please describe and explain how the appropriate payment and
benefit levels are determined for purposes of termination and severance packages.
See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please
discuss in the Compensation Discussion and Analysis how these arrangements fit
into your overall compensation objectives and affect the decisions you made
regarding other compensation elements and the rationale for decisions made in
connection with these arrangements.

17. Please consider adding a column or row to aggregate the amount of benefits a
named executive officer would receive upon change in control.

Certain Relationships, page 44

18. Please expand your disclosure to specifically discuss your policies with respect to
related person transactions. Among other things, please provide additional detail
regarding the review and approval of related person transactions, including the
specific dollar threshold for transactions subject to review, types of transactions
covered and the review standards to be applied by the audit committee. Refer to
Item 404 of Regulation S-K. In addition, please revise to confirm whether your
definition of "related person" is consistent with the definition set forth in
Instruction 1 to Rule 404(a) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor